Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP RESPONDS TO CLASS ACTION LAWSUITS

VANCOUVER, British Columbia – January 24, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) advises it is aware of the class action lawsuits that were first commenced on December 24, 2012 in New York. Allegations made in the class action suits are based on the accusations made by the blog site alfredlittle.com, which have already been established as entirely false by the Company (see news releases dated September 14 and 19, 2011 as well the Company’s website http://www.silvercorpmetals.com/investors/Short-And-Distort/default.aspx for more information). These accusations, solely in the Company’s opinion, were proven to be false by the following:

1)

The KPMG Forensic report, which was reviewed by regulatory authorities, verified that the Company fairly presented its financial results (see news release dated October 24, 2011), plus a subsequent full audit of the Company for the year ended March 31, 2012 has been completed by Ernst & Young LLP;

2)

The completion of updated technical reports by AMC Mining Consultants (Canada) Ltd. (see news releases of June 5, 2012 with respect to the Ying Mining District and January 31, 2012 with respect to the GC project), reconfirmed the Company’s resources and reserves and verified that the Company’s properties are viable economic resources. Furthermore, the report for the Ying Mining District concluded that the asset had a Net Present Value of US$890 million. Regulatory authorities reviewed both technical reports.

On August 16, 2012, in the defamation action commenced by the Company, Justice Edmead of the New York Supreme Court ruled that the "short and distort" allegations made by the blog site alfredlittle.com are merely statements of opinion and as such protected by freedom of speech; Silvercorp disagrees with the decision and filed an appeal in August 2012, in the Appellate Division of New York Supreme Court (see news release dated August 17, 2012). The Company believes the allegations were solely intended to manipulate the market so that profits could be made from short selling.

To date, from public court documents, only two people representing only 7,000 Company shares initiated the class actions. It is the Company’s belief that there is no merit to the allegations set out in the class action lawsuits since they are based on previously made false accusations and as such represent nothing new and are a non-event; the Company will defend itself accordingly.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Jonathan Hackshaw
Director, Investor Relations
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.